June 15, 2011

Sandra Hunter
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Puravita Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 3, 2011
File No. 333-172892

Dear Ms. Hunter:

The following is in response to your comment on amendment 3 submitted June 3, 2011.

General

1.  Please file an updated auditor’s consent as required by Item 601 of Regulation S-K.

Updated auditors consent attached.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Puravita Corporation